Exhibit 11

                             FLORIDA ROCK INDUSTRIES, INC.
	              COMPUTATION OF EARNINGS PER COMMON SHARE

                                THREE MONTHS ENDED       SIX MONTHS ENDED
                                    March 31,                 March 31,
                                 2006        2005        2006         2005


Net income                   $57,810,000  35,140,000   99,825,000 65,227,000

Common shares:

Weighted average shares
 outstanding during the
 period - used for basic
 earnings per share           65,679,736   65,274,527  65,617,601  65,157,110

Shares issuable under
 stock options which are
 potentially dilutive          1,199,657    1,402,191   1,274,247   1,432,237

Shares used for diluted
 earnings per share           66,879,393   66,676,718  66,891,848  66,589,347

Earnings per share:
 Basic Net Income                   $.88          .54        1.52        1.00


 Diluted Net income                 $.86          .53        1.49         .98
1